SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

Alcoa Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

013817101
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

22,801,788

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

22,801,788

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,801,788

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

44,262,412

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

44,262,412

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,262,412

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

44,262,412

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

44,262,412

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,262,412

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This statement relates to the shares of Common Stock, $1.00 par value (the “Common Stock”), of Alcoa Inc. (the “Issuer”). The Issuer’s principal executive office is located at 390 Park Avenue, New York, New York 10022.

Item 2.	Identity and Background.

(a)-(c)           This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, “Elliott” or “we”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott and Elliott International, the “Reporting Persons”). Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer’s business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Elliott Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $37,820,243.  The aggregate purchase price of the call options owned by Elliott is approximately $31,580,735.  The aggregate purchase price of the physically settled swaps owned by Elliott is approximately $108,579,853.

Elliott International Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $73,415,766.  The aggregate purchase price of the call options owned by Elliott International is approximately $61,304,293.  The aggregate purchase price of the physically settled swaps owned by Elliott International is approximately $210,772,656.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities are dramatically undervalued by the public market. The Reporting Persons believe the spin-off transaction recently announced by management will create value substantially above the current share price, and seek to engage in a constructive dialogue with the Board of Directors of the Issuer (the “Board”) and the Issuer’s management regarding this transaction as well as a number of other additional available opportunities to maximize shareholder value.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. Although the Reporting Persons had no plans or proposals at the time of their various purchases and do not have plans or proposals at present, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	Interest in Securities of the Issuer.

(a)           As of the close of business on November 20, 2015, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 6.4% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 1,310,128,840 shares of Common Stock outstanding as of October 16, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 23, 2015.

As of the close of business on November 20, 2015, Elliott beneficially owned 22,801,788 shares of Common Stock, including 6,681,300 shares of Common Stock underlying currently exercisable options and 12,461,000 shares of Common Stock underlying physically settled swaps that Elliott may be deemed to beneficially own upon satisfaction of certain conditions, constituting approximately 1.7% of the shares of Common Stock outstanding.

As of the close of business on November 20, 2015, Elliott International beneficially owned 44,262,412 shares of Common Stock, including 12,969,700 shares of Common Stock underlying currently exercisable options and 24,189,000 shares of Common Stock underlying physically settled swaps that Elliott International may be deemed to beneficially own upon satisfaction of certain conditions, constituting approximately 3.4% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 44,262,412 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.4% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 67,064,200 shares of Common Stock, including 19,651,000 shares of Common Stock underlying currently exercisable options and 36,650,000 shares of Common Stock underlying physically settled swaps that Elliott, Elliott International and EICA may be deemed to beneficially own upon satisfaction of certain conditions, constituting approximately 5.1% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 1.3% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott (“Liverpool”), and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 5,780,000 and 11,220,000 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and less than 1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.3% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”).  The Reporting Persons disclaim beneficial ownership in the Subject Shares.

Elliott and Elliott International have entered into notional principal amount derivative agreements with respect to 12,461,000 and 24,189,000 shares of Common Stock of the Issuer, respectively, in the form of physically settled swaps that the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions. Collectively, the swaps held by the Reporting Persons represent economic exposure comparable to an interest in approximately 2.8% of the shares of Common Stock.

The counterparties to the Derivative Agreements and the physically settled swaps are unaffiliated third party financial institutions.

Elliott has purchased from counterparties call options that carry the right to call from such counterparties up to 6,681,300 shares of Common Stock at a price of $5 per share, if such right is exercised prior to or on December 1, 2015.

Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 12,969,700 shares of Common Stock at a price of $5 per share, if such right is exercised prior to or on December 1, 2015.

On November 23, 2015, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement.

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	November 23, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $1.00 par value, of Alcoa Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:	November 23, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
11/20/15	Common Stock	85,000	8.6441
11/20/15	Common Stock	255,000	8.6742
11/20/15	Common Stock	256,088	8.6993
11/20/15	Common Stock	170,000	8.6071
10/26/15	Common Stock	3,400	9.1000
10/15/15	Common Stock	510,000	9.9500
10/07/15	Common Stock	340,000	10.8599
10/07/15	Common Stock	510,000	10.9436
10/07/15	Common Stock	510,000	10.9670

All of the above transactions were effected on the open market.

Transactions Effected by Elliott Associates, L.P. in Call Options at $5 Expiring on December 1, 2015:

Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
10/01/15	4,420	4.5925	OTC
09/30/15	6,630	4.6325	OTC
09/29/15	7,198	4.5391	OTC
09/28/15	5,188	4.5596	OTC
09/25/15	2,968	4.1367	OTC
09/24/15	3,519	4.1180	OTC
09/23/15	2,550	4.3512	OTC
09/22/15	340	4.5346	OTC
09/21/15	6,800	5.0266	OTC
09/18/15	17,850	4.9545	OTC
09/17/15	9,350	4.9671	OTC

Transactions Effected by Elliott Associates, L.P. in Physically Settled Swaps:

Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
11/20/15	510,000	8.8091	OTC
11/19/15	1,190,000	8.7583	OTC
11/18/15	510,000	8.3848	OTC
11/17/15	680,000	8.3709	OTC
11/16/15	680,000	8.2185	OTC
11/13/15	1,020,000	8.0029	OTC
11/12/15	1,020,000	7.9367	OTC
11/11/15	391,000	8.2254	OTC
11/10/15	510,000	8.4152	OTC
11/09/15	510,000	8.6506	OTC
11/06/15	340,000	9.0876	OTC
11/05/15	1,020,000	9.1932	OTC
11/04/15	1,020,000	9.4625	OTC
11/03/15	340,000	9.4260	OTC
11/02/15	510,000	9.2034	OTC
10/30/15	510,000	8.9816	OTC
10/29/15	1,360,000	9.0046	OTC
10/28/15	340,000	9.0410	OTC

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
10/15/15	Common Stock	(510,000)	9.9500
10/07/15	Common Stock	510,000	10.8495
10/06/15	Common Stock	170,000	10.6812
10/06/15	Common Stock	510,000	10.8687
10/05/15	Common Stock	85,000	10.3306
10/05/15	Common Stock	85,000	9.8836
10/02/15	Common Stock	98,876	9.4398
10/02/15	Common Stock	35,998	9.2999
10/02/15	Common Stock	35,126	9.2096

All of the above transactions were effected on the open market.

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $10 Expiring on April 15, 2016:

Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
11/10/15	(5,100)	0.4000	Open Market
11/09/15	(5,100)	0.4200	Open Market
10/22/15	3,400	0.7400	Open Market
09/28/15	6,800	0.9100	Open Market

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
11/20/15	Common Stock	497,112	8.6993
11/20/15	Common Stock	495,000	8.6742
11/20/15	Common Stock	330,000	8.6071
11/20/15	Common Stock	165,000	8.6441
10/26/15	Common Stock	6,600	9.1000
10/07/15	Common Stock	990,000	10.9436
10/07/15	Common Stock	990,000	10.9670
10/07/15	Common Stock	660,000	10.8599
10/07/15	Common Stock	990,000	10.8495
10/06/15	Common Stock	330,000	10.6812
10/06/15	Common Stock	990,000	10.8687
10/05/15	Common Stock	165,000	10.3306
10/05/15	Common Stock	165,000	9.8836
10/02/15	Common Stock	191,936	9.4398
10/02/15	Common Stock	68,186	9.2096
10/02/15	Common Stock	69,878	9.2999

All of the above transactions were effected on the open market.

Transactions Effected by Elliott International, L.P. in Call Options at $10 Expiring on April 15, 2016:

Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
11/10/15	(9,900)	0.4000	Open Market
11/09/15	(9,900)	0.4200	Open Market
10/22/15	6,600	0.7400	Open Market
09/28/15	13,200	0.9100	Open Market

Transactions Effected by Elliott International, L.P. in Call Options at $5 Expiring on December 1, 2015:

Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
10/01/15	8,580	4.5925	OTC
09/30/15	12,870	4.6325	OTC
09/29/15	13,972	4.5391	OTC
09/28/15	10,072	4.5596	OTC
09/25/15	5,762	4.1367	OTC
09/24/15	6,831	4.1180	OTC
09/23/15	4,950	4.3512	OTC
09/22/15	660	4.5346	OTC
09/21/15	13,200	5.0266	OTC
09/18/15	34,650	4.9545	OTC
09/17/15	18,150	4.9671	OTC

Transactions Effected by Elliott International, L.P. in Physically Settled Swaps:

Date	Amount Of Securities Bought / (Sold)	Price ($) Per Share or Unit (Excluding Commissions)	Where and How the Transaction was Effected
11/20/15	990,000	8.8091	OTC
11/19/15	2,310,000	8.7583	OTC
11/18/15	990,000	8.3848	OTC
11/17/15	1,320,000	8.3709	OTC
11/16/15	1,320,000	8.2185	OTC
11/13/15	1,980,000	8.0029	OTC
11/12/15	1,980,000	7.9367	OTC
11/11/15	759,000	8.2254	OTC
11/10/15	990,000	8.4152	OTC
11/09/15	990,000	8.6506	OTC
11/06/15	660,000	9.0876	OTC
11/05/15	1,980,000	9.1932	OTC
11/04/15	1,980,000	9.4625	OTC
11/03/15	660,000	9.4260	OTC
11/02/15	990,000	9.2034	OTC
10/30/15	990,000	8.9816	OTC
10/29/15	2,640,000	9.0046	OTC
10/28/15	660,000	9.0410	OTC